ALCAN INC.

TRANSCRIPTION OF

WEBCAST HELD

7 JULY 2003

Filed by Alcan Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended.

Subject Company: Pechiney S.A.

Registration Statement No. 333-106851

Date: July 9, 2003

Further information

Alcan has filed with the Securities and Exchange Commission a registration statement to register the Alcan Common Shares to be issued in the proposed transaction, including related tender/exchange offer materials. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and Pechiney securityholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to a prospectus and related materials that Alcan expects to send to Pechiney securityholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statement

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forwardlooking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements " and "Risk Factors" in the preliminary prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraph for information about how you can obtain a free copy of the registration statement.

ALCAN INC.

Moderator: Corey Copeland

July 07, 2003

2:19 pm CT

Operator: Good morning ladies and gentlemen and thank you for standing by and welcome to today's conference call entitled "Alcan's offer for Pechiney."

During the presentation, all participants will be in a listen only mode. Afterwards we will conduct a question and answer session. At that time, if you have a question, please press the 1 followed by the 4 on your telephone.

As a reminder to everyone, this conference call is being recorded today, July the 7th, 2003.

I would like now to turn the conference over to Corey Copeland, Vice President Investor Relations with Alcan. Please go ahead, sir.

Corey Copeland: Thank you very much and welcome and good afternoon to those of you joining us in Europe and good morning to those of you joining us from North America.

Before we get underway with the presentation, I do want to draw your attention to the important Safe Harbour disclosure information, which precedes the slides, and draw your attention particularly to the fact that the information is contained in additional filings, which are available, and that the - particularly, the material concerning Pechiney has been based on the public disclosures of that company. So I would again emphasize that it is important to recognize that the offer is subject to filings and that the information should be consulted carefully.

Joining us on the call today are Travis Engen, President and Chief Executive Officer of Alcan and Geoffery Merszei, Executive Vice President and Chief Financial Officer. And as a bit of housekeeping, Travis will cover initially the basic components of the offer, following which Geoff will talk through the financial impact and the evaluation summary, and then Travis will conclude.

At the conclusion we would like to invite questions from analysts and members of the investment community first and once those are done we would then invite questions from members of the media.

So with that I will turn the call over to Travis Engen and we will begin. Travis?

Travis Engen: Thank you, Corey. Let me add my welcome to Corey's which you have received already and begin by saying that we are located in Paris where this morning Alcan has filed, with authorities here and simultaneously with authorities in North America, a tender offer unsolicited for Pechiney.

We've undertaken this because we believe that there is a very, very compelling strategic rationale for the combination of the two businesses, and that indeed this represents the best of the strategic options that we have. It's a move which is fundamentally founded on creating value for shareholders and enhancing our financial performance. We have identified some $250 million in cost synergies per year and expect the transaction to be accretive as measured in terms of EBITDA, EPS, return of capital employed and EVA; and all in all a significant value creation opportunity.

This is entirely consistent with strategy and path we've been following, managing for value for the last several years and represent the highest return potential among many strategic and financial options that we have considered. Beyond that, obviously, the combined scale and scope of the enterprise, increases and enhances the range of value of our pending opportunities which we foresee.

The bottom line in all of this, of course, is that the business case for the combination of Pechiney and Alcan is still as compelling as it was in 1999, and so we've been able to make progress in that period in reducing risk and having actually an enhanced set of opportunities beyond this point in time. We fundamentally create a world leading aluminum company with a sustained low-cost position in aluminum and primary aluminum production, an enhanced product offerings bringing into our portfolio, for example, the aerospace business and world leadership in the core smelting technology associated with production of aluminum.

Furthermore, we create by these steps a global leader in structure and packaging with very significant product and geographic complementarity, enhanced growth opportunities in an industry which we regard as attractive, and increased business diversification, giving us stable elements less cyclical than the upstream businesses of alumina and aluminum.

If I can direct your attention to page six, you'll see a map of the world highlighting the balance and the presence of the combined group -- group of some 88,000 employees in total, 322 operating facilities in 50 countries around the world, very heavy presence in North America, about a more significant presence in Europe, and still a very strong presence in the other regions of South America, Australia, Asia and Africa.

Now we have a very high regard for Pechiney's management team as a result of many years of interface on many levels and we expect that many of these individuals will remain a part of the combined company at the senior level. The best tangible example of our openness to that is the position that former Alcan and former Algroup executives hold in the combined organization that is today Alcan.

And we intend to actively support Pechiney's technology facilities. We're going to move to further develop these leading technologies, particularly in aluminum smelting. And we will work obviously through this period very closely with employee council representatives and keep employees fully informed as we proceed.

We have nominated that we will put in place in France, and in fact in Paris, the headquarters of our global packaging business. We are considering similar moves with respect to engineered products based upon the significant presence both of the operating facilities and also of the customers in the aerospace field. And in addition we're going to relocate our European primary metal headquarters to France and make sure that the global new cell technology R&D center is in France, is the fundamental result technology center for the combined company.

Next slide shows you how the business mix looks from a standpoint of revenues. And maybe the headline here - I think if you were fortunately looking at the color copies, the color sell the story. We issued two copies (unintelligible) with great complementarity and pro-forma size based on 2002 revenues of almost $24 billion. And so on top of the geographic business mix we have a significantly balanced mix associated with revenues as well.

Not that the transaction needs help itself, our offer represents a 28% premium over the July 2 closing prices, and in fact if you go to a 30-day average price premium comparison, it is a 38% premium. And the deal price is 41 euros per share. A total enterprise value of 4.8 billion, comprised obviously of equity, assumed debt and some minority interest, which will be assumed as well.

There are very few conditions on the offer, we have financing commitments in place, we have set the conditions as 50% plus one share ownership threshold, and a clearance through what is typically regarded as Phase I competition review by the authorities, especially those in Europe and in North America. So we're committed in almost completing this transaction as quickly as possible and believe that this can be done in the month of October.

In terms of value creation -- this is the opportunity for substantial value creation for our shareholders. This will be accretive, as I said earlier in earnings per share, ROCE, EBITDA from year one. It represents a significant improvement on our forecast and free cash flow over time. And Alcan will be EVA positive by 2006. Our financial strength is maintained and our targets, which were announced for earnings per share growth 15% per annum, minimum free cash flow per year of $400 million and EVA positive by 2006 are all supported by this transaction.

Now we will obviously remain focused in maintaining our financial disciplines and having a, frankly, a conservative and flexible capital structure. But for this step we are going to take on accrued amounts of additional debt and increase our leverage. And while we would expect that our debt that as a percent of total capital will grow above 40%, this will be temporary. And it will provide projected free cash flow of the combined entity will be used to return the leverage ratios to our target level of about 37% of capital within two to three years.

When we look back historically at the history of our performance in weak marketing conditions, you can see that on slide ten. Across the bottom of course are some of the major transactions, which we have been assimilating and integrating in this period beginning first of course with the integration of Algroup in October of 2000 and following early 2001 with the acquisition of 30% of Gove, in 2002 with, in two tranches, the acquisition of 40% of the Alouette Smelter, and in 2003 the significant acquisition of FlexPac business and frankly most recently of, a smaller transaction, the acquisition of Baltek. And that is against all of the activities we've been doing to make the integration and build the strategic and operating basis for the company in environment where we have seen falling metal prices. And yet we've been able to sustain, and in fact, keep our income at a substantial level and significantly improve most free cash flow level and cash from operations, as I've said before, achieving an all-time record last year for cash from operations.

So we've had a very strong performance in a turbulent environment and the weaker metal market prices, weak economic conditions and have been able to demonstrate robust performance. And that has given us a financial flexibility to be able to take the step at this point in time.

Now there are other management issues to be talked about, one of which is the regulatory front and we're quite prepared to address the regulatory concerns. We have the benefit of prior exposure in this regard both the Algroup Pechiney-Alcan merger camps some four years ago, but also more recently discussions, which have taken place with respect to the anti-trust clearance of the FlexPac acquisition. And together these provide for us a roadmap of anticipated merger task force issues. We have had a good dialogue through this period and we're prepared to propose remedies, which we anticipate will fully address the anti-trust issues. They can be simply stated as being in two areas, one of which is in Flat - Rolled products perhaps the most significant, certainly in terms of potential revenue impact, and as described in all of our work and understanding is clearly around combined ownership and control of two sets of assets, Norf/Göttingen, which is an industrial complex which has been a part of Alcan and Neuf-Brisach/Annecy which is industrial operation under the control of Pechiney -- that we are proposing remedies in this respect and we expect that there will also be other modest divestitures required but not as significant.

And all in all these we believe that have an impact of maximum of 5% of turnover of the combined two companies.

So if I can get you to turn forward to Slide 13, let's talk a little about unique business opportunity presented here. First, obviously, this increases our presence in our core markets, paves the way for being the number two significant producer of aluminum in the world and number two significant producer of alumina in the world, and also gives us a very, very enhanced position in flexible packaging. It broadens our technology leadership, it brings to the core technology which we have -- Pechiney's contributions, it gives us a platform for building a business, new businesses around the globe, thereby benefiting our customers in a position as firmly as a low-cost leader in primary aluminum, sustainable advantages, make the aerospace product into our whole portfolio at a point when, frankly, aerospace businesses in depressed value is an opportunity for us and creates a clear leader in packaging return over $6 billion. So we will take this starting point and obviously be conducting very, very careful combination analysis in choosing the best options from this new platform forward.

You can see some of the revenue patterns on Slide 14, again this is pro forma 2002 revenue. And because the slide was quite cluttered, we've only put the label on our pro-forma size so if you don't have a colour version it might be hard to read. But you'll see that packaging emerges as the significant end-use market for us in the combined operation. It is very significant for both companies before the combination but becomes the overall most significant one followed by aluminum ingots, in beverage cans, building construction aerospace and a number of other markets as well. So it strengthens our position overall.

On the technology front, of course, as Alcan's technologies have been around aluminum refining, cell efficiency in smelters, the rolling market, our size and scale being the largest in the rolling business on the planet. The packaging business and our composite business and bring to it emission technology from Pechiney alumina refining which we think there are great opportunities to align our technologies to the benefit of both. I know that smelter technologies, particularly new cells, their high amperage cells AP30, AP50. These designs are quite competitive. And in fact we have chosen AP30 in the last two smelter expansions or smelter startups that we have had in Alcan so we have a very high respect for the technology base. Aerospace, I've mentioned and their own skills and technology base in the packaging area. So together, we can much enhance technology base, great opportunities to share best practices and know-how and something which we had a lot of benefit as well with the combination with Algroup, and frankly, the opportunity to pick among the best investment alternatives across the portfolio of both companies.

We look at this from a customer standpoint. Our customers' increasingly demand full service suppliers around the globe and we are able to address that in an enhanced way with this combination both on the aluminum side and on the packaging side, and believe that this is one of the pathways for future growth and improvement in financial performance.

Now let me turn to some of the details on the production side. Slide 17 shows you the world view of 2002 production in alumina where we have highlighted ourselves as today, or 2002 that is, as being the third largest producer of alumina and Pechiney being the seventh largest producer of alumina. And together we move to second place behind AWAC. And of course, as you know, we have some complementing ownership, both owning roughly a 20% stake in QAL. And for ourself we have plans underway to expand the Gove refinery, and so we see a lot of opportunity in alumina.

On the aluminum side, primary smelting, again depending on how one judges Alcan in 2002, was very, very close to Rusal ardently tied for second, with Pechiney somewhat smaller than that. Together, we clearly are prevalent to a strong number two in production for 2002 with the largest share combined of low-cost melting capacity in the world, half of our capacity is about a third of the global cost curve and, as well capping into the advanced high-amperage smelting technology, specialty skills and Alcan's hydropower base, which is a significant differentiator as we go forward.

The next slide shows you a picture of the rolled products and fabricated product area. I've mentioned the aerospace market several times. You'll note that on this slide the aerospace market is only about 3% of 2002 pro forma revenues, but it is a market segment with among the best economic return characteristics and one which we think can profit quite well from present rather low activity base in aerospace.

We have obviously retained a significant presence in can and closures and foilstock and automotive, but this gives us the opportunity to take our manufacturing best practices again across the enterprise in the same way we have with the combination with Algroup and gives us the opportunity to provide improved service to the growing demand in the automotive field.

On the packaging side, again, a world-wide market reach. Our trust to acquire FlexPac was aimed in both access to technology and also expanding our foot print in Asia. And with this combination we moved to being a third largest packaging company -- 12 facilities at present. We establish a much stronger position than we've had historically in the Americas.

In fact today, ignoring Asia for the moment, our packaging business space is roughly 2/3 Europe, 1/3 North America and Pechiney is the reverse. And together that gives a much stronger market presence in both regions. So we can leverage our technology, our geographic diversity and the global customer base to produce greater returns in the period and faster growth.

Turning to next slide, Slide 21, you'll see here some of the details I've just alluded to, firstly our presence in the Americas, reinforcing our leadership position in Europe. A significant synergy opportunities, and one which I didn't mention, which, you know, something we've been seeking is the ability to backward integrate into film production for many of the packaging opportunities today. It's not just a question of cost advantage, it's actually a speed the market advantage in a way for us to bring this new technology at good value to customers quicker.

And you'll see the final slide that I'm going to talk to for a moment, Slide 22, some of the products - these are featured in end-use markets that we serve: Food Flexibles we have been and are strong (we're number one in a combined fashion); tobacco packaging; pharma packaging (number one); and a strong leader in cosmetics, which happens to be one of the strengths of Pechiney. So let me stop there and turn the microphone over to Geoff to talk about financial highlights of the transaction.

Geoffery Merszei: Thank you, Travis, and good morning to those in North America and good afternoon to those that are here in Europe.

Just a quick look at some of the key indicators, total revenue as Travis pointed out is approximately 24 billion. If you take out the international trading part of it dropped to 19.1, which gives you an EBITDA margin of 14.4%; this compares to Alcan's 16.4% that we experienced during the course of 2002. So clearly here's an opportunity for improvement going forth. In terms of CAPEX, as you know, we've had a very tight control on spending at Alcan over the last couple of years. And the Alcan number for 2002 is 728 million represents about 85% of depreciation. Pechiney is at 455 exceeds that of its depreciation level at around 318 during the course of 2002. So, you know, once again, some very attractive opportunities when it comes to improving on capitalization efficiency this time.

Moving on to synergies, Slide 25, Travis alluded to the 250 million (pre-tax) cost energies of their target. We expect to secure the synergies over a two year period, in other words, to have a run rate of 250 by the end of 2005. Of course we're going to have to incur some cost, roughly about 200 million and a CAPEX related cost here of 50 million -- similar to, the synergy program that we had following the merger with the Algroup. Most of the savings are going to come from SG&A savings, or the combination of various head offices, as well as some of the activities on the training side, on the operation side, particularly when it comes to supply-chain management as well as on the purchasing side.

Moving on to Slide 26, as you know we've been very aggressive in our cost reduction program over that last couple of years. And initially, for the Algroup merger we had a target of 150 million, and as most of you know, by the end of last year we were pleased to announce that we have a run rate up 200 million; in fact, it's above that, it's around 280 million.

In late October 2001, we announced a restructuring program in anticipation of the downturn of the general economic conditions around the world. And once again by the end of last year -- by the end of 2002 -- we ended up with a run rate of around 200 million. So the total for the last couple of years, the total run rate savings amounted to about $400 million. Then you have Pechiney has a program in place, the continuous improvement program. And to date, the savings to date, which was initiated in 2002, amounts to $170 million.

It may be interesting just quickly to go back to the APA merger, and if you recall at that time, the estimates of the synergy amounted to $600 million. And then of course, as I've said earlier, the estimated synergies that we had was 150, we ended up capturing 200 but the target was 150. So that implies a, you know, synergy estimate for the Alcan-Pechiney is about $450 million.

Now if you take into account the savings that have been secured as a part of Pechiney's continuous improvement program of 170 million and so you deduct the 170 from the 450, in addition to that you take the restructuring program that we announced in October 2001 of 200 million, that leaves you with an implied synergy less of 80 million. And, as we said, our target is a run rate of 250 million by the end of 2005.

Moving on to the value proposition, this is a busy slide, Slide 28, but essentially the offer is a fraction of Alcan's share -- .6 shares plus 24 euro, 24.6 in cash for Pechiney share. Now in France, you can't offer a fraction of shares, so what we're offering is for every five Pechiney shares, 123 euro in cash plus three Alcan shares. That's based on a configuration of 60% cash and 40% shares.

Now, of course there are, you know, alternative offers, so some shareholders going to offer all cash, some for all stocks. But, as you know today, there's going to be a, you know, an allocation which brings back the mix to a 60% in cash and 40% in shares. And there are couple of other components, the largest component being Oceanes. You see here that of the 81.7 euros in cash and in France as part of the takeover law, we also need to offer all securities that are equity-linked. This will include the convertibles that Pechiney have. These convertible instruments with a maturity of 2007 have a yield that has 3.25% and are convertible into Pechiney common shares at a conversion price of 75 euro, 75.25.

Now to make it attractive for the holders, we are offering to purchase the Oceanes at a price of 81.7 euro per bond which represents a premium of 7% above the last trading price, which goes back to Friday, which was 76 euro and 34 cents. It all ends up to little over $700 million and we will be refinancing them.

Moving on to Slide 29, Travis already made a reference to the premium and, you know, you see here on the slide that we're talking about a 28% premium over the closing price of July 2 and you can see here how that correlates to the one-month average as well as, you know, 12-month averages.

In terms of the Friday close, you know, we're talking about a 20.5% premium and we feel that this premium is a fair offer.

Moving on to Slide 30, as you know the governing objective here is maximizing value to shareholders with our long-term target of doubling value every five years on a rolling basis.

And Travis, at our recent annual general meeting, announced the financial targets which are consistent with our five-year targeted doubling value i.e. a 15% annual operating EPS growth at a minimum free cash flow of $400 million as well as EVA positive by 2006, which suggest a return on capital of slightly above 8% on an after-tax basis.

Well, again, as Travis alluded to, this particular transaction is accretive from year one on and will certainly help us achieve our EPS growth target, free cash flow, again, at minimum of 400. And I would expect that once we - once the transaction materializes, that we'll be able to make an appropriate adjustment in terms of the minimum of free cash flow and a return on capital employed on an after-tax basis of around 8% by 2007 or 2006, sorry. It should be well out at place as a double figure in a few years. So in, you know, conclusion Alcan will certainly be a, from a financial standpoint, a much stronger and successful company.

Slide 31, the key drivers for potential valuation uplift, as you know, our multiples is roughly - we're running at roughly about 1-1/2%, a breadth over Pechiney. We're, let say, around 7, 7-1/2 times while Pechiney has been around 6, then you add on to that, of course, our synergies of 250 million. And I believe we a have a pretty compelling case here to express pay higher multiples considering the new Alcan will be much larger, whether it's on an asset basis, whether it's from a business segment basis, whether it's a geographic mix, a much more balanced geographic mix, particularly on the packaging side where Alcan has had 2/3 in Europe and 1/3 in North America. And it just so happens that Pechiney is exactly the other way around. So our mix will be better, we'll have certainly a much more predictable cash flow and this will allow us to, as again Travis alluded to, bring our slightly higher leverage position on an accounted acquisition back to our stated target from a debt-to-total capital of approximately 30%, 35%.

And with that I'm going to hand it back to Travis.

Travis Engen: Thank you, Geoff. Let me take a moment now and talk about the milestone transactions -- of the transaction milestones shown on Page 33. The offers were filed today. We will be making a submission to competition authorities in the next day or two, there's just some data that's being gathered at the last minute, and we expect approval/decision and then review, obviously, by the COB here and the SEC of our tender with an approval/decision by the French Minister of Finance in late August, early September. The offer formally opening at that point in time under a receipt of competitive/anti-trust clearances in EU and Canada in September - latest October and an offer closing very likely in early October. And so we are committed to the expeditious, and frankly, a successful process that can move along quite rapidly.

Slide 35, my last slide really reiterates what I said at the outset. This is a very, very compelling offer. As we have explored many opportunities, this remains the single most attractive for value creation for us.

It creates value both today for shareholders and for tomorrow through enhanced financial performance and better opportunities for growth. It's fully aligned with the strategy we've embarked on several years ago and been executing, with the results of improving our financial performance in times where weak market conditions and falling end market prices.

The business case for this combination has been reiterated for four years now by all kinds of observers, not just the two companies or the three companies involved, but also by external observers. And we think that it's just a very, very strong opportunity for us. The resulting company is - will continue to be a world leading aluminum company with significant technology base as well as enhanced low-cost, sustainable low-cost production base and very much a global leader in the packaging field.

END